UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12619

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments	$347,631,733	$307,149,279
Receivables:
Employer contributions receivable	1,020,671	2,355,343
Participant contributions receivable	-	23,171
Notes receivable from participants	16,805,151	15,053,735
Total receivables	17,825,822	17,432,249
Total assets	365,457,555	324,581,528

Liabilities
Fees payable	6,632	19,438
Corrective distributions payable	920,903	648,904
Total liabilities	927,535	668,342

Net Assets Available for Benefits	$364,530,020	$323,913,186

See accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010
Additions
Investment income:
Net appreciation in fair value of investments	$27,296,880
Interest and dividend income	5,727,816
Total investment income	33,024,696

Interest income on notes receivable from participants	790,792

Contribution additions:
Employer	10,296,439
Participants	20,220,872
Rollovers	1,367,992
Total contribution additions	31,885,303
Total additions	65,700,791

Deductions
Benefits paid to participants	23,963,141
Corrective distributions	923,471
Other deductions	197,345
Total deductions	25,083,957

Net Increase in Net Assets Available for Benefits	40,616,834

Net Assets Available for Benefits:
Beginning of year	323,913,186
End of year	$364,530,020

See accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. Savings Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Purpose.  The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of Ralcorp Holdings Inc. and its subsidiaries (Ralcorp or the Company) to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting.

Eligibility.  All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States, and certain expatriate employees are eligible to participate to the extent permitted by the Plan or applicable law.  Employees are generally eligible at date of hire.

Administration.  The Plan is administered by the Company.  Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan.  The Board has designated the Company’s Employee Benefits Trustees Committee (the EBTC) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets.  Certain Plan expenses are paid by the Company.

Contributions.  The pre-tax contribution amount, Roth contribution (after tax), or combination of pre-tax contribution and Roth contribution, was limited to $16,500 for 2010, and a catch-up contribution for individuals aged 50 or over was limited to $5,500 per calendar year.  Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 2% to 50% of their compensation, in 1% increments.

Participant contributions may be invested in any of the available investment funds.  Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company generally contributes 100% of the first 6% of pay contributed for certain administrative employees.  Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.  In addition, certain production employees receive non-matching Company contributions.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (Vanguard) or any successor trustee selected by the EBTC.  The values of the trust funds change according to increases or decreases in the values of the assets held therein, gains or losses on sales of assets, and income from dividends and interest.  In addition, Vanguard performs all record-keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable.  During the Plan year ended December 31, 2010, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard International Growth Fund, Vanguard Prime Money Market Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Withdrawals, Loans and Forfeitures.  Upon participant termination, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative.  Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions.  Plan withdrawals may be made prior to termination or retirement for cases of hardship.  Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit participants to borrow from their credited account balances.  Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis and as reported in The Wall Street Journal, plus one percentage point.  Principal and interest is paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination.  Amounts forfeited are used to reduce Company matching contributions required under the Plan.  Forfeitures, net of amounts restored, during the year ended December 31, 2010 were $351,957.

Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the Co-Chief Executive Officers of the Company, may amend the Plan.  The Board may also terminate the Plan or direct that Company matching contributions cease.  In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below.

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Notes Receivable From Participants.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events.  The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

Investments.  Plan investments in common stock and shares of registered investment companies (mutual funds) are carried at fair market value based on closing prices on the last business day of the plan year.  Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.  Units of the Retirement Savings Trust are valued at net asset value at year end.  The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year end market price of Ralcorp common stock plus any uninvested cash position).  Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Recently Issued Accounting Standards.  In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2010-25 which requires loans to participants to be classified as notes receivable from participants.  Further, the ASU requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest.  Previously, loans were classified as investments and measured at fair value.  The ASU was adopted by the Plan and all required disclosures were made and applied retrospectively for the reporting period ended December 31, 2010.  The adoption of this guidance did not have an effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Note 3 – Investments

The following table presents the carrying value of all of the Plan’s investments.  Investments that represent 5 percent or more of the net assets available for benefits as of December 31, 2010 are identified by an asterisk (*).

	December 31,
	2010	2009
Mutual funds:
Royce Total Return Fund	$2,875,101	$1,858,435
Vanguard 500 Index Fund *	46,010,580	38,731,725
Vanguard Explorer Fund	15,198,301	11,676,359
Vanguard Extended Market Index Fund	7,851,144	5,515,204
Vanguard Federal Money Market Fund *	19,509,225	24,815,454
Vanguard International Growth Fund	17,328,107	14,587,332
Vanguard Prime Money Market Fund	6,325,490	3,162,408
Vanguard PRIMECAP Fund	13,734,840	12,044,573
Vanguard REIT Index Fund	7,232,949	4,855,522
Vanguard Small-Cap Index Fund	7,233,428	3,718,013
Vanguard Total Bond Market Index Fund *	27,631,382	23,034,451
Vanguard Total International Stock Index Fund	9,359,064	7,943,273
Vanguard Wellington Fund *	45,104,895	40,149,778
Vanguard Windsor II Fund *	26,785,521	24,220,212
Common stock:
Ralcorp Holdings, Inc. *	53,031,650	53,839,317
Common/collective trusts:
Vanguard Retirement Savings Trust *	42,420,056	36,997,223
	$347,631,733	$307,149,279

During 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$22,716,882
Common stock	4,579,998
$27,296,880

Note 4 – Fair Value Measurements

The following table presents the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 and 2009 and the corresponding levels in the fair value hierarchy.

	December 31, 2010
	Total	Level 1	Level 2
Mutual funds:
Index	$105,318,547	$105,318,547	$-
Growth	46,261,248	46,261,248	-
Money market	25,834,715	25,834,715	-
Balanced	45,104,895	45,104,895	-
Value	29,660,622	29,660,622	-
	252,180,027	252,180,027	-
Common stock	53,031,650	53,031,650	-
Common/collective trust	42,420,056	-	42,420,056
	$347,631,733	$305,211,676	$42,420,056

	December 31, 2009
	Total	Level 1	Level 2
Mutual funds:
Index	$83,798,188	$83,798,188	$-
Growth	38,308,264	38,308,264	-
Money market	27,977,862	27,977,862	-
Balanced	40,149,778	40,149,778	-
Value	26,078,647	26,078,647	-
	216,312,739	216,312,739	-
Common stock	53,839,317	53,839,317	-
Common/collective trust	36,997,223	-	36,997,223
	$307,149,279	$270,152,056	$36,997,223

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.  Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.  The fair value hierarchy consists of the following three levels:

Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 –
Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 –	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.  The fair value of common stock is based on quoted market prices.  The common/collective trust fund is maintained by an investment company and holds certain investments in accordance with a stated set of fund objectives. The fund administrator fair values the fund on a daily basis using the net asset value per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. However, because the value of this commingled fund is not publicly quoted and not traded in an active market, it has been categorized in Level 2.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5 – Related Party Transactions

Certain Plan investments are shares of Ralcorp common stock.  Ralcorp is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.  At December 31, 2010, these shares had a total cost of $31,851,541 and market value of $53,031,650.  At December 31, 2009, these shares had a total cost of $33,381,199 and market value of $53,839,317.  During 2010, the Plan purchased $13,012,144 and sold $18,399,809 of such assets.

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Vanguard.  Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  At December 31, 2010, these shares had a total cost of $274,120,782 and market value of $291,724,983.  At December 31, 2009, these shares had a total cost of $255,294,476 and market value of $251,451,524.  During 2010, the Plan purchased $79,809,920 and sold $61,830,319 of such assets.  Administrative fees paid to Vanguard by the Plan amounted to $207,539 for the year ended December 31, 2010.

Note 6 – Income Tax Status

The Plan obtained its latest determination letter on July 6, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code as a qualified plan exempt from income tax.  The Plan has been amended since that date and the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan complied with the IRS requirement to file an application for an updated determination letter on April 26, 2010.

Participants’ basic contributions, Company matching contributions, and earnings of Plan investments are not subject to federal income tax until distributed from the Plan.  Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001.  Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
EIN 43-1766315, Plan 002
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

The Royce Funds	Royce Total Return Fund	$2,875,101
* The Vanguard Group	Vanguard 500 Index Fund	46,010,580
* The Vanguard Group	Vanguard Explorer Fund	15,198,301
* The Vanguard Group	Vanguard Extended Market Index Fund	7,851,144
* The Vanguard Group	Vanguard Federal Money Market Fund	19,509,225
* The Vanguard Group	Vanguard International Growth Fund	17,328,107
* The Vanguard Group	Vanguard Prime Money Market Fund	6,325,490
* The Vanguard Group	Vanguard PRIMECAP Fund	13,734,840
* The Vanguard Group	Vanguard REIT Index Fund	7,232,949
* The Vanguard Group	Vanguard Small-Cap Index Fund	7,233,428
* The Vanguard Group	Vanguard Total Bond Market Index Fund	27,631,382
* The Vanguard Group	Vanguard Total International Stock Index Fund	9,359,064
* The Vanguard Group	Vanguard Wellington Fund	45,104,895
* The Vanguard Group	Vanguard Windsor II Fund	26,785,521
	Total Investment in Shares in
	Registered Investment Companies	252,180,027

* The Vanguard Group	Vanguard Retirement Savings Trust	42,420,056

* Participants	Loans at 4.25% - 10.25% maturing
	January 2011 through December 2020	16,805,151

* Ralcorp Holdings, Inc.	Common Stock	53,031,650

	Total Investments	$364,436,884

* Party-in-interest

See Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

Participants of the Ralcorp Holdings, Inc. Savings Investment Plan and
The Employee Benefits Trustees Committee of Ralcorp Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 28, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefits Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

Date: June 28, 2011	By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefits Trustees Committee

EXHIBIT INDEX

Number	Description

23	Consent of Independent Registered Public Accounting Firm - Brown Smith Wallace, LLC